

January 9, 2014

Via E-Mail
Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, New Jersey 08873

> **Re:** **Medical Transcription Billing, Corp.**
> **Registration Statement on Form S-1**
> **Filed on December 20, 2013**
> **File No. 333-192989**

Dear Mr. Haq:

We have reviewed your registration statement and response letter dated December 20, 2013, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated December 4, 2013.

Unaudited Pro Forma Condensed Combined Financial Information, page 37

1. We note your response to prior comment 9. Please revise your disclosure to describe the factors that you considered in determining that it is more likely than not that your tax benefit from your pro forma loss will be realized against taxable income generated in future years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Case Study: Metro Medical Acquisition, page 50

2. We note your response to prior comment 11. Since the profit margin excludes indirect expenses, the profit margin appears to be a Non-GAAP measure. As such, a non-GAAP measure is subject to all of the provisions of Regulation G and Item 10(e) of Regulation S-K. We refer you to Compliance & Disclosure Interpretations: Non-GAAP Financial Measures Question 104.05. Please revise your presentation to provide this information. Alternatively, please exclude the measure of profit margin from your presentation. Further, please clarify your disclosure to describe the expenses that are excluded from your presentation and the reasons why. Lastly, use of the term "profit margin" suggests that you are generating profits. Please revise throughout the document, to reference "gross margin" instead.

Quantitative and Qualitative Disclosures about Market Risk, page 64

3.   We note your revised disclosure on page 71 that your actual payments to your Pakistani subsidiary for services are in an amount to cover actual costs incurred by the subsidiary and the excess amount owed by you but not paid is treated as a dividend. Accordingly, you record a tax liability in your financial statements to cover U.S. taxes on that dividend. However, we note your disclosure on page F-22 that as a result of your plans to repatriate earnings in Pakistan to the United States your earnings are fully provided for at the full U.S. federal rate. Please clarify your disclosures to indicate whether you record a tax liability on the entire earnings generated by your Pakistan subsidiary or only the excess amount owed by you but not paid to the subsidiary.

Acquisitions

Indemnification and Escrow, page 89

4.   Please expand your disclosure to state clearly who will exercise voting and investment power over the shares to be issued to the Target Sellers while they are escrowed.

Executive Compensation, page 102

5.   Please expand the summary compensation table to include the required compensation information concerning applicable executive officers for 2013, your most recent fiscal year. Similarly update the other information in this section of the filing that is provided at December 31, 2012 and for the year then ended.

Certain Relationships and Related Party Transactions, page 108

6.   Also, update throughout this section to provide information responsive to Item 404 of Regulation S-K with respect to applicable transactions that occurred during the most recent year, 2013, or which are ongoing thereafter.

Where You Can Find More Information, page 127

7.   Please delete the phrase "in all respects" from the third sentence of this paragraph.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-Mail</u>
Zev M. Bomrind
Alston & Bird, LLP